Exhibit 99.1

Company	Wolseley PLC
TIDM	WOS
Headline	Interim Results
Released	07:00 21-Mar-05
Number	9802J

RNS Number:9802J
Wolseley PLC
21 March 2005

NEWS RELEASE
21 March 2005

Wolseley plc
Unaudited Interim Results for the half year ended 31 January 2005

Wolseley plc announces a ninth set of record first half results

Summary of Results

Financial highlights

					Change
	Half year		Half year
	to 31 January 2005		to 31 January 2004		Reported	In constant currency
	£m		£m		%	%

Group sales	5,331.9		4,828.3		+10.4	+16.5

Group trading profit(1)	322.3		257.1		+25.4	+32.6
Group operating profit	301.5		237.9		+26.7	+34.1

Group profit before tax, before goodwill amortisation	308.0		245.5		+25.5	+32.9
Group profit before tax	287.2		226.3		+26.9	+34.6

Earnings per share, before goodwill amortisation	38.40	p	30.44	p	+26.1	+33.7
Basic earnings per share	34.86	p	27.15	p	+28.4	+36.3

•	As reported, in sterling (after currency translation effect):-

	–	Group trading margin(1) increased from 5.3% to 6.0%

	–	Strong operating cash flow of £300.7 million (2004: £99.4 million)

–	Interim dividend increased by 12.8% to 8.80 pence per share (2004: 7.80 pence)

–	Strong financial position with gearing(2) of 55.1% (2004: 53.9%) and interest cover of 21.1 times (2004: 20.5 times)

–	Return on gross capital employed increased from 16.7% to 19.4%.

(1)	Trading profit, a term used throughout this announcement, is defined as operating profit before goodwill amortisation. Trading margin is the ratio of trading profit to sales expressed as a percentage
(2)	Gearing ratio is the ratio of net borrowings, excluding construction loan borrowings, to shareholders’ funds.

Operating highlights

•	Constant currency organic sales growth of 11.2% across the Group with double-digit increases in Ferguson (17.0%), Stock Building Supply (15.1%) and Wolseley Canada (11.2%). Wolseley UK organic sales growth up 7.7%, well ahead of the market.

•	Improvement in trading margin achieved across all three divisions:
o	Ferguson achieved its highest ever trading margin of 7.4%, well ahead of the original target of 6% for this year and up from 6.1% in the first half of 2004;
o	Wolseley UK increased from 6.7% to 7.0%;
o	Stock Building Supply up from 4.7% to 5.5%.

•	Significant improvement in performance from:
o	Ferguson due to strong organic growth and continued supply chain efficiencies;
o	Stock Building Supply resulting from enhanced market focus, restructuring and higher lumber prices;
o	PBM outperforming profit expectations.

•	Total consideration of £217.8 million for 13 acquisitions completed in the first six months should generate around £354 million per annum of incremental sales in a full year.

•	Investment in infrastructure continues in order to enhance the Group’s operational performance, achieve synergies and leverage its international strengths. Increase in capital expenditure reflects expansion of the distribution centre network in the USA, continued investment in new head offices in France and the UK and further progress in developing the common IT platform.

•	New North American management structure announced to create synergies and additional growth opportunities across the Group’s three North American businesses.

Outlook

•	Overall, market conditions in North America and the UK are expected to remain favourable for the remainder of this financial year and should enable the Group to achieve further good progress, although there is likely to be a lower rate of growth in the second half of 2005 due to the stronger comparatives and the likely absence of further significant commodity price inflation.

•	The strong North American economies should present further opportunities for organic growth. The housing markets are likely to remain strong; the positive repairs, maintenance and improvement (“RMI”) market is expected to continue and the industrial and commercial markets should show further progress.

•	In the UK, the RMI market will continue to be the main driver of growth with benefits arising from a strong economy and further government spending.

•	In France, some benefit should arise from the stronger new housing market in the second half but growth in the RMI market is likely to remain modest.

•	In the rest of Continental Europe, the Group expects a continuation of the general pattern seen in the first half of broadly flat markets but improved sales and profits.

•	The Group is well placed to take advantage of the favourable market conditions in its key trading markets and will continue to pursue its objective of achieving double-digit sales and profit growth through implementing business improvement initiatives.

SUMMARY OF RESULTS

	As at, and for the six months ended 31 January

	2005		2004		Change

Sales	£5,331.9	m	£4,828.3	m	10.4%

Operating profit
– before goodwill amortisation	£322.3	m	£257.1	m	25.4%
– goodwill amortisation	£(20.8)	m	£(19.2)	m

Operating profit	£301.5	m	£237.9	m	26.7%
Interest	£(14.3	)m	£(11.6)	m

Profit before tax
– before goodwill amortisation	£308.0	m	£245.5	m	25.5%
– goodwill amortisation	£(20.8	)m	£(19.2	)m

Profit before tax	£287.2	m	£226.3	m	26.9%

Earnings per share
– before goodwill amortisation	38.40	p	30.44	p	26.1%
– goodwill amortisation	(3.54	)p	(3.29	)p

Basic earnings per share	34.86	p	27.15	p	28.4%

Dividend per share	8.80	p	7.80	p	12.8%

Net borrowings	£1,115.6	m	£947.2	m

Gearing	55.1%		53.9%

Interest cover (times)	21.1		20.5

Operating cash flow	£300.7	m	£99.4	m

Charles Banks, Wolseley plc Group Chief Executive said:

“We are delighted to report record half-year results for the ninth consecutive time. Overall, sales increased by more than 10% and trading profit was up more than 25%, with strong improvements being achieved by each of the three divisions. We are continuing to invest significantly in further improving our supply chain, sourcing and procurement to deliver growth and enhanced returns. The business is performing well and the economic outlook for the rest of the year gives us confidence going forward.”

ENQUIRIES:

Wolseley plc Tel: 0118 929 8700	Brunswick Tel: 020 7404 5959

Guy Stainer – Head of Investor Relations	Andrew Fenwick Nina Coad

An interview with Charles Banks, Group Chief Executive and Steve Webster, Group Finance Director, in video/audio and text will be available from 0700 (GMT) on www.wolseley.com and www.cantos.com

There will be an analyst and investor meeting at 0930 (GMT) at UBS Presentation Centre, 1 Finsbury Avenue, London EC2. A live audio cast and slide presentation of this event will be available at 0930 (GMT) on www.wolseley.com

There will be a conference call at 1500 (GMT):
UK/European dial-in number:	+44 (0) 20 7162 0181
US toll free dial-in number:	+1 334 323 6203

The call will be recorded and available for playback until 4 April 2005 on the following numbers:

UK/European replay dial-in number:	+44 (0) 20 7031 4064	Pin: 647885
UK freephone number:	0800 358 1860
North American replay dial-in number:	+1 954 334 0342	Pin: 647885

NEWS RELEASE
21 March 2005

Wolseley plc
Unaudited Interim Results for the half year ended 31 January 2005

Wolseley plc announces a ninth set of record first half results

Announcement of Interim Results

Wolseley, the world’s largest specialist trade distributor of plumbing and heating products and a leading supplier of building materials to professional contractors, is pleased to announce another set of record first half results, the ninth consecutive improvement in interim figures. These results reflect strong organic growth and increased operational efficiency.

Wolseley’s US businesses performed particularly strongly in the first six months of the year. Ferguson achieved organic sales growth of 17.0%, including the beneficial effects of commodity price inflation, and Stock Building Supply (“Stock”) increased organic sales by 15.1% as a result of its improved market focus, restructuring and higher lumber prices. The businesses in the UK, Canada, the Netherlands, Italy and Luxembourg also performed well in their respective markets. Trading margin improvements were achieved in all three divisions with the Group trading margin up from 5.3% in the first half of 2004 to 6.0% in the first half of this financial year.

On a constant currency basis, Group sales increased by 16.5% and trading profit by 32.6% for the first six months compared to the previous comparable period. Currency translation reduced Group sales by £249.8 million (5.2%) and Group trading profit by £14.1 million (5.5%) in the six month period.

After taking account of currency translation, Group sales increased by 10.4% from £4,828.3 million to £5,331.9 million. Trading profit rose by 25.4% from £257.1 million to £322.3 million. After deducting goodwill amortisation of £20.8 million (2004: £19.2 million), operating profit increased by 26.7% from £237.9 million to £301.5 million.

Net interest payable was £14.3 million (2004: £11.6 million), reflecting acquisition spending and higher working capital required to support strong organic growth, notably in the USA. Interest cover was 21.1 times (2004: 20.5 times).

Profit before tax and goodwill amortisation increased by 25.5% from £245.5 million to £308.0 million. Profit before tax after goodwill amortisation increased by 26.9% from £226.3 million to £287.2 million. The increase in earnings per share before goodwill amortisation was 26.1%, from 30.44 pence to 38.40 pence. Basic earnings per share was up 28.4%, from 27.15 pence to 34.86 pence.

European Distribution

The results in the European Distribution division benefited from another strong performance by Wolseley UK and PBM and underlying profit improvements in almost all of the other European businesses.

Reported sales for this division increased by 11.2% from £2,028.0 million to £2,255.0 million, of which 5.3% was from organic growth. Recent acquisitions accounted for £132.5 million (6.5%) of sales, including Tobler (Switzerland) in December 2003 together with Brooks (Ireland) and Klöckner (Austria) in August 2004. Trading profit rose by 18.2% from £107.8 million to £127.4 million.

Wolseley UK, PBM in France and the businesses in Austria (OAG), Czech Republic (Cesaro), Hungary (Mart), the Netherlands (Wasco), Luxembourg (CFM) and Denmark (Electro Oil), all increased their trading margin. These improvements contributed to the overall divisional trading margin increasing to 5.6% of sales (2004: 5.3% of sales).

In the first six months a further net 67 branches were added to the European network, giving a total of 2,460 locations (31 July 2004: 2,393).

UK and Ireland

The UK has been the most positive of the Group’s European markets in the first half, with demand in the RMI sector together with social housing remaining strong. The commercial sector, including government spending, and the industrial markets are showing signs of improvement. Against the background of slowing new residential construction, Wolseley UK recorded a 13.6% increase in sales to £1,156.7 million (2004: £1,018.4 million). Organic growth at 7.7% outperformed the market. Wolseley UK’s gross margin improved slightly in the first half compared to the same period last year. Brooks, the Ireland based timber and builders merchant, also traded well, ahead of expectations.

As a result of the high rate of organic growth and continued strong cost control, Wolseley UK’s trading profit increased by more than 15% in the first half compared to the prior year period. The trading margin improved from 6.7% to 7.0%. This was achieved despite the major reorganisation in the UK which is on track to complete by September 2005.

As previously announced, the second half trading margin will reflect higher pension, restructuring and rebranding costs, and also the initial costs of the investment in the new national and regional distribution centres. The new national distribution centre in Leamington Spa is expected to be operational within 18 months and the regional distribution centre, in the North West, should open around a year thereafter. This investment and the current initiatives to centralise control of transport and branch inventory management, should support continued growth in the business and enhance customer service and lead to improved margins.

During the first six months, 31 net new locations were added taking the total number of branches for Wolseley UK (including Ireland) to 1,544 (31 July 2004: 1,513), including 18 branches added as a result of the Brooks acquisition.

France

In France, government tax incentives are helping the new residential market. RMI, the principal driver of both Brossette and PBM, continues to show limited growth against the background of little growth in the overall economy and continued high levels of unemployment.

Wolseley’s French operations generated first half sales up 2.9% at £783.9 million compared to £762.0 million in the prior year.

Local currency sales in Brossette were 1.2% up on the first half last year and trading profit up 1.3%. The results reflect some short term disruption following the recent reorganisation of the district, branch and management structures. Brossette has made a number of management changes, is consolidating around a national product range and is adopting centralised purchasing. Plans are being developed for a new regional distribution centre network to enhance customer service and facilitate future expansion.

PBM outperformed the Group’s expectations with local currency sales up 6.6% and trading profit up 9.7%. It remains on track to achieve its return target of 16.7% by the year ending 31 July 2006.

Work continues between PBM and the other Group operating businesses to share best practice, seek common supplier arrangements and develop the branch network, for example, through joint sites with Brossette and through the launch of Hire Centers, based on the UK model. Good progress continues to be made on improving working capital efficiency.

Rest of Europe

The Group’s other Continental European operations enjoyed generally good results in uninspiring markets.

ÖAG in Austria performed well and together with the acquisition of Klöckner achieved an increase in trading profit of more than 30%. This was achieved against a backdrop of difficult housing and RMI markets where volumes and prices remained under pressure. In Hungary and the Czech Republic local market conditions remained difficult but both businesses improved sales and trading profit.

In Italy, Manzardo’s organic growth and recent new branch openings helped increase sales by almost 8% despite a weak economy and a fall, in real terms, in the overall construction and renovation markets. Trading profit for the first half was broadly flat compared to the prior year. The acquisition of Iser Zauli in January 2005 is trading in line with expectations. This acquisition makes Manzardo the third largest company in the Italian sanitary/heating market.

In Luxembourg, CFM continued to benefit from a number of larger orders in the commercial sector with steel related products contributing strongly. CFM increased sales by more than 7% and trading profit by more than 15%.

The difficult economy in The Netherlands continued to affect the construction and new housing markets but, despite this, Wasco made good progress expanding its product range and developing its offering to the more profitable RMI market. Wasco’s sales were up by more than 8% and trading profit up by 50%.

Tobler, in Switzerland, continued to perform in line with expectations despite competitive market conditions putting pressure on prices.

The division has made further progress during the first half in implementing its strategy to manage the businesses in a more integrated way across Europe. A number of initiatives are under way to share best practice across operating companies in areas such as branch format and product/service offerings and to identify European suppliers who will work with Wolseley to remove costs from the supply chain. These initiatives will enable the Group to benefit from cross-border synergies and should ensure it maximises available growth opportunities.

North American Plumbing and Heating Distribution

The performance of the North American Plumbing and Heating division was particularly impressive with strong increases in sales and profits and achievement of the highest ever trading margin.

Reported sales of the division, in sterling, were up 10.0% from £1,835.1 million to £2,018.6 million despite the adverse impact of currency translation. Trading profit increased by 31.3% from £106.7 million to £140.1 million. Currency translation reduced divisional sales by £149.9 million (8.2%) and trading profit by £9.3 million (8.7%).

There was a net increase of 55 branches in North American Plumbing and Heating Distribution from 1,008 at 31 July 2004 to 1,063 locations at 31 January 2005.

Ferguson

In the USA, Ferguson produced an outstanding performance generating strong organic growth, driving further efficiencies from its distribution centre network and benefiting from commodity price inflation. These factors contributed to significant market outperformance in the first half.

Local currency sales in the US plumbing operations rose by 20.9% to $3,287.1 million (2004: $2,719.6 million) with trading profit up by 45.4%. Organic sales growth was 17.0%, and included the beneficial effects of price inflation in products such as copper, steel and plastics. Such effects are unlikely to continue at the same rate into the second half due to the generally higher level of commodity prices in the second half of 2004. Around $12 – $15 million (16 to 20%) of the organic increase in trading profit was commodity price driven, with the remainder reflecting an increase in the gross margin as a result of continuing benefits from the distribution centre network, a focus on organic growth and operational leverage. The trading margin, at 7.4%, was significantly ahead of the prior year’s first half margin of 6.1%.

Volumes through the distribution centre (“DC”) network grew by 46% in the first half compared to the first half last year and 48% of branch sales now go through the DC network. Further investment continues in the DCs and in the first half an additional 500,000 square feet of capacity was added through the expansion and relocation of two of Ferguson’s existing DCs. In the second half the network will be boosted further with the expansion of another DC and the opening of Ferguson’s eighth DC, a brand new 600,000 square feet facility in Waterloo, Iowa.

Following last year’s very successful pilot of five small (“XpressNet”) branches, the roll-out programme of more than 50 new locations to be opened in the year to 31 July 2005 is on track, with 15 branches opened in the first six months.

Of the sectors in which Ferguson operates, housing related activity held up well and the more positive economic environment benefited the RMI sector. RMI is becoming an increasingly important element of overall construction spend in the USA and, with the new express branch format being introduced, should lead to further growth opportunities. The commercial sector continued to improve, underpinned by increased government spending and although the industrial segment continues to be the weakest, there have been early signs of an improvement in this area.

As reported in the Trading Update on 17 January 2005, with effect from 1 August 2004 the recorded sales value in Ferguson’s Integrated Supply Division represents the gross profit rather than the gross sales value which was recorded in the year to 31 July 2004. This change is the result of a review of revised contractual arrangements. The effect of this change in the first half, which has no effect on profit, was to reduce sales by $102.0 million. There is a positive impact on the trading margin of Ferguson for the period of 0.2%.

Wolseley Canada

In Canada, the construction and housing markets remained strong with low interest rates supporting a strong residential market and the buoyant energy sector in Western Canada helping sales in the industrial and commercial business.

Local currency sales increased by 12.5% with 11.2% organic growth, ahead of the market generally. Local currency trading profit rose by more than 17%.

Investment in Wolseley Canada continues in order to support a growing business. More than 100 new posts were filled during the first half and investments were made in 17 new mobile warehouses which are used primarily to supply plumbing products to commercial projects. The Company is also about to roll out the first of a number of regional supply centres for larger items which should lead to lower inventory levels overall and enable the branch footprint to be utilised more effectively.

US Building Materials Distribution

The performance of Stock Building Supply benefited from the improved market focus which was brought about by the recent business restructuring, and from strong organic growth and higher lumber prices. However, the division was negatively impacted by lower structural panel prices and currency translation.

Reported sales in sterling grew 9.6% to £1,058.3 million (2004: £965.2 million) despite an adverse currency impact of £86.8 million (9.0%). Trading profit was up 28.6% at £54.8 million (2004: £42.6 million), despite an adverse currency impact of £4.1 million (9.6%). The divisional trading margin in the first half, after the allocation of central costs, increased to 5.2% from 4.4% in the same period last year. A continuation of the improved trading performance is expected in the second half.

In local currency, sales were up 20.5% to $1,962.9 million (2004: $1,629.3 million) with trading profit up by 39.2%. Organic sales growth was 15.1% including the beneficial effects of commodity price inflation. Acquisitions added $87.0 million of sales.

Commodity lumber prices, which directly affect approximately 35% of Stock’s product range, held up well. For the six months, average lumber prices of $399 per thousand board feet were 17% up on the prior comparable period average of $340 per thousand board feet. Structural panel prices, however, which directly affect a further 13% of Stock’s product range, decreased by 15% to $401 per thousand square feet. These commodity price movements had the effect of increasing Stock’s local currency sales by $66 million (4.0%) in the first half compared to the first half of last year. Although lumber prices are expected to hold up in coming months, structural panel prices remain above their long term average of around $325 per thousand square feet and may, therefore, continue to trend downwards. Recent management action to reorganise the business and improve market focus continues to have a beneficial effect helping to drive organic volume growth of more than 10%.

New housing, which accounted for 88% of the activity in this division in the year to 31 July 2004, has generally continued to be a bright spot in the US economy. Aggregate housing starts during the period continued at a high annual rate of around two million. In addition, the inventory of unsold new homes at 4.7 months in January 2005, compared to the longer term average of around 6 months, further demonstrates the overall strength of the housing market. There continues to be significant variations in regional housing markets where Stock operates. The markets in California, Florida, Virginia and the Carolinas have been strong. Michigan, Ohio, Indiana, Wisconsin and Minnesota have been flat, while Atlanta and Texas have been more challenging.

Plans to increase the range of value-added products and services being offered and increase the penetration of the RMI market continue to make inroads, with value-added sales up 20% and installed business sales up more than 50% in the first half compared to the same period last year.

Interim Dividend

The Board has decided to pay an interim dividend of 8.80 pence per share (2004: 7.80 pence per share) to be paid on 31 May 2005 to shareholders on the register on 1 April 2005. This represents an increase of 12.8% on last year's interim dividend and reflects the Board’s confidence in the future prospects of the Group and its strong financial position. It is expected that the interim dividend will be one third of the total dividend for the year. The dividend reinvestment plan will continue to be available to eligible shareholders.

North American Management Structure

It was announced today that Chip Hornsby, currently Chief Executive of Ferguson, will take over the role of Chief Executive North America with effect from 1 August 2005. He will put in place a management team to help him identify new growth opportunities across the Group’s three North American businesses.

International Integration and Infrastructure Developments

In support of the Group’s ambitious growth targets and as part of its continuous improvement programme, Wolseley is bringing about greater cohesion across its operating units through leveraging its international purchasing, international sourcing and supply chain efficiencies. To achieve this the Group continues to make investments in its infrastructure in terms of people, systems and logistics.

Common financial IT systems are currently being implemented across the Group with completion expected in the next 12 months. In addition, a number of other common applications are being developed and piloted. For example, a branch warehouse management package is being piloted and is now being considered for rollout to other locations around the Group.

Significant benefits are expected to arise over the next few years from the Group’s continuous improvement programmes enabled by the common technology platform. Through its investments today, the Group is committed to creating a sustainable competitive advantage to meet customers changing needs. This will be built around strong human resources, supported by efficient processes, technology driven supply chain management and logistics.

Financial Review

Net interest payable of £14.3 million (2004: £11.6 million) reflects an increase in the interest payable on Group debt following an increase in working capital principally in the USA and acquisitions. Interest cover was 21.1 times (2004: 20.5 times).

The effective tax rate of 27.0% for the half-year to 31 January 2005 is consistent with the rate for the year to 31 July 2004. The Group’s current view is that the tax rate for the full year to 31 July 2005 is likely to remain unchanged but this will be reviewed once the Finance Act following the UK Government’s Budget on 16 March 2005 is available.

Before goodwill amortisation, earnings per share increased by 26.1% from 30.44 pence to 38.40 pence. Basic earnings per share were up by 28.4% to 34.86 pence (2004: 27.15 pence). The average number of shares in issue during the first half was 585.5 million (2004: 581.1 million).

Net cash flow from operating activities increased from £99.4 million to £300.7 million, due to higher operating profit and an improved working capital performance.

Capital expenditure increased by £37.8 million (52.6%) on the comparable half-year to £109.6 million (2004: £71.8 million) reflecting continued investment in the business. During the period the DC network in the USA was expanded, investment continued in the new head offices in the UK and France and further expenditure was incurred on the common IT platform.

Cash received on the sale of fixed assets increased from £3.2 million to £57.1 million, primarily due to the sale of properties acquired as part of the Brooks acquisition.

Acquisitions completed during the first half, including any deferred consideration and net debt, amounted to £217.8 million (2004: £72.9 million). Two additional acquisitions, for a consideration of £5.0 million, have been completed since 31 January 2005. Further details regarding acquisitions are included in note 8.

The Group’s branch network during the first half has been extended through acquisitions and branch openings by a net total of 122, bringing the total to 3,759 (3,637 at 31 July 2004).

Net borrowings, excluding construction loan borrowings, at 31 January 2005 amounted to £1,115.6 million compared to £941.4 million at 31 July 2004, giving gearing of 55.1% compared to 49.5% at the previous year-end and 53.9% at 31 January 2004.

Construction loan receivables, financed by an equivalent amount of construction loan borrowings, were £211.4 million compared to £187.7 million at 31 July 2004. The increase is due to an expanding loan book partly offset by the weaker US dollar.

The Group’s employee benefit trusts purchased two million shares for £18.6 million during the period in order to allow greater flexibility in the settlement of employee share options.

Return on gross capital employed increased strongly from 16.7% to 19.4% primarily as a result of the significant organic growth in profit.

There has been no significant change concerning asbestos claims since the position reported at 31 July 2004. The estimated liability, which is fully covered by insurance, is not material to the Group’s financial position. Insurance cover significantly exceeds the estimated liability and is a multiple thereof. There has been no profit and loss account charge in this, or any prior financial year, relating to asbestos claims and no such charge is expected to arise in the future. An update on the estimated liability and number of claims outstanding will be provided with the Group’s Preliminary Results announcement on 26 September 2005. At 31 July 2004 there were 308 (2003: 484) claims outstanding.

International Accounting Standards

Under current European legislation the Group will be required to adopt International Financial Reporting Standards (‘IFRS’) and International Accounting Standards (‘IAS’) in the preparation of its financial statements from 1 August 2005 onwards. The project to manage the transition of financial reporting from UK GAAP to international accounting has completed an initial assessment of the impact on the accounts of the Group and work to ensure full compliance for the year ending 31 July 2006 is continuing.

Based on the initial assessment, the areas of greatest impact for the Group are the changes in respect of the accounting treatment for goodwill, intangible assets, property leases, share based payments, pensions, deferred tax and dividends. On this basis, no significant net impact is expected on the Group’s financial statements. Further information will be made available at the time of Wolseley’s next trading update on 18 July 2005.

Outlook

Overall, market conditions in North America and the UK are expected to remain favourable for the remainder of this financial year and should enable the Group to achieve further good progress, although there is likely to be a lower rate of growth in the second half of 2005 due to the stronger comparatives and the likely absence of further significant commodity price inflation.

In the UK, the RMI market should continue to be the main driver of growth with benefits arising from a relatively strong economy and further government spending, particularly in social housing. Whilst there are risks that consumer sentiment may soften over the remainder of the financial year, Wolseley UK has maintained its level of organic growth, so far, in the second half.

In France, the strong new housing market should have some positive impact on both PBM and Brossette but growth in the RMI market is likely to remain modest. PBM should continue the upward momentum of the first half and Brossette, following recent initiatives to improve performance, should see some progress in the second half.

In the rest of Continental Europe the Group’s principal markets are likely to remain broadly flat but the Group expects a continuation of the general pattern in the first half of improved sales and profits.

It is expected that the US housing market will remain strong. The positive RMI market is expected to continue and the strong US economy should present further opportunities for organic growth. The improvement in the commercial sector is expected to continue and there are the early signs of a pick up in some industrial markets.

In Canada, the overall environment is expected to remain positive although the new residential housing market may fall slightly from the very high levels of 2004.

The Group is well placed to take advantage of the favourable market conditions in its key trading markets. Additional investment in a number of business improvement initiatives for achieving improved supply chain, sourcing and procurement should deliver increasing benefits. The Group will continue to pursue its objective of achieving double-digit sales and profit growth through a combination of organic and acquisition growth.

Certain information included in this release is forward-looking and involves risks and uncertainties that could cause actual results to differ materially from those expressed or implied by forward looking statements. Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company’s plans and objectives for future operations, including, without limitation, discussions of expected future revenues, financing plans and expected expenditures and divestments. All forward-looking statements in this release are based upon information known to the Company on the date of this report. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

It is not reasonably possible to itemise all of the many factors and specific events that could cause the Company’s forward looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an international Group such as Wolseley. Information on some factors which could result in material difference to the results is available in the Company’s SEC filings, including, without limitation, the Company’s Report on Form 20-F for the year ended 31 July 2004.

FINANCIAL CALENDER FOR 2005
2005

30 March	—	Shares quoted ex-dividend

1 April	—	Record date for final dividend

31 May	—	Interim dividend payment date

18 July	—	Trading update for 11 months to 30 June 2005

31 July	—	Financial year end

26 September*	—	Announcement of Preliminary results

5 October*	—	Shares quoted ex-dividend

7 October*	—	Record date for final dividend

9 November*	—	Final date for DRIP elections

17 November	—	Annual General Meeting

30 November*	—	Final dividend payment date

(*) expected

A copy of this Interim Announcement, together with all other recent public announcements can be found on Wolseley's web site at www.wolseley.com. Copies of the Preliminary Results' presentation given to stockbrokers' analysts are also available on this site.

Group Profit and Loss Account (unaudited)

Year to 31 July 2004		Half year to 31 January 2005		Half year to 31 January 2004

£m		£m		£m
	Turnover
10,128.1	Continuing operations	5,234.1		4,828.3
—	Acquisitions	97.8		—

10,128.1		5,331.9		4,828.3

619.2	Operating profit before goodwill amortisation (note 3)	322.3		257.1

(39.0)	Goodwill amortisation	(20.8)		(19.2)

	Operating profit
580.2	Continuing operations	298.0		237.9
—	Acquisitions	3.5		—
580.2		301.5		237.9

580.2	Profit on ordinary activities before interest	301.5		237.9
(21.1)	Net interest payable	(14.3)		(11.6)

559.1	Profit on ordinary activities before tax	287.2		226.3
	Taxation (note 5)
(153.0)	Current tax charge	(87.2)		(71.3)
(9.1)	Deferred tax credit/(charge)	4.0		2.6

(162.1)		(83.2)		(68.7)

397.0	Profit for the period attributable to ordinary shareholders	204.0		157.6
(139.1)	Dividends (note 7)	(51.7)		(45.5)

257.9	Profit retained	152.3		112.1

	Earnings per share (note 6)
74.84p	Before goodwill amortisation	38.40	p	30.44	p
(6.69)p	Goodwill amortisation	(3.54	)p	(3.29	)p

68.15p	Basic earnings per share	34.86	p	27.15	p

67.36p	Diluted earnings per share	34.43	p	26.81	p
23.80p	Dividends per share (note 7)	8.80	p	7.80	p

	Translation rates (note 4)
1.7522	US dollars	1.8548		1.6881
1.4635	Euro	1.4546		1.4343

Summarised Balance Sheets (unaudited)

31 July 2004		31 January 2005	31 January 2004
£m		£m	£m

665.9	Intangible fixed assets	732.4	659.7
719.0	Tangible fixed assets	787.6	685.2

1,384.9		1,520.0	1,344.9
1,501.8	Stocks	1,589.5	1,297.7
1,865.7	Debtors and property awaiting disposal	1,839.2	1,451.4
187.7	Construction loans receivable (secured)	211.4	176.3
(1,605.1)	Creditors	(1,547.1)	(1,160.6)
(187.7)	Construction loan borrowings (unsecured)	(211.4)	(176.3)

3,147.3	Net operating assets	3,401.6	2,933.4

(941.4)	Net Group borrowings	(1,115.6)	(947.2)
(84.7)	Net liabilities for tax	(79.3)	(67.9)
(93.6)	Dividend	(51.7)	(45.5)
(125.7)	Provisions for liabilities and charges	(128.7)	(114.9)

1,901.9	Total net assets	2,026.3	1,757.9

346.2	Capital and share premium account	363.0	336.5
1,555.7	Reserves	1,663.3	1,421.4

1,901.9	Shareholders’ funds	2,026.3	1,757.9

	Translation rates (note 4)
1.8198	US Dollars	1.8833	1.8244
1.5144	Euro	1.4449	1.4620

Statement of Total Recognised Gains and Losses

Year to 31 July 2004		Half year to 31 January 2005	Half year to 31 January 2004
£m		£m	£m

397.0	Profit for the period	204.0	157.6
(147.2)	Currency translation difference on foreign investments	(26.1)	(141.9)

249.8	Total recognised gains and losses for the financial year	177.9	15.7

Reconciliation of Movements in Capital and Reserves

Year to 31 July 2004		Half year to 31 January 2005	Half year to 31 January 2004
£m		£m	£m

257.9	Profit retained	152.3	112.1
(147.2)	Other recognised gains and losses	(26.1)	(141.9)
17.0	New share capital subscribed	16.8	13.5
—	Purchase of own shares	(18.6)	—

127.7	Net addition to/(reduction in) shareholders’ funds	124.4	(16.3)
1,774.2	Opening shareholders’ funds	1,901.9	1,774.2

1,901.9	Closing shareholders’ funds	2,026.3	1,757.9

Summarised Group Cash Flow Statement

Year to 31 July 2004		Half year to 31 January 2005	Half year to 31 January 2004
£m		£m	£m

325.2	Net Cash Flow from Operating Activities*	300.7	99.4
(13.4)	Net cash outflow from returns on investments and servicing of finance	(11.9)	(10.9)
(128.1)	Taxation paid	(97.1)	(54.3)
(154.9)	Purchase of tangible fixed assets	(109.6)	(71.8)
19.3	Sale of tangible fixed assets	57.1	3.2
(123.5)	Acquisitions	(206.5)	(72.9)
(136.0)	Equity dividends paid	(93.6)	(88.8)
17.0	Financing – Issue of shares	16.8	13.5
—	Financing – purchase of shares by Employee Benefit Trusts	(18.6)	—

(194.4)	Change in net debt resulting from cash flows	(162.7)	(182.6)

(5.3)	New finance leases	(3.4)	—
85.0	Translation difference	(8.1)	62.1

(114.7)	Movement in net debt in period	(174.2)	(120.5)
(826.7)	Opening net debt	(941.4)	(826.7)

(941.4)	Closing net debt	(1,115.6)	(947.2)

* Reconciliation of the Operating Profit to Net Cash Flow from Operating Activities

Year to 31 July 2004		Half year to 31 January 2005	Half year to 31 January 2004
£m		£m	£m

580.2	Operating profit	301.5	237.9
107.9	Depreciation charges	50.0	59.5
39.0	Goodwill amortisation	20.8	19.2
(274.3)	Increase in stocks	(47.5)	(71.6)
(236.3)	Decrease/(increase) in debtors	95.5	27.8
108.6	(Decrease)/increase in creditors and provisions	(119.6)	(173.5)
0.1	Decrease in net construction loans	—	0.1

325.2	Net cash flow from operating activities	300.7	99.4

Analysis of Results

Turnover by activity

Year to 31 July 2004		Half year to 31 January 2005	Half year to 31 January 2004
£m		£m	£m

	European Distribution
4,248.0	– Continuing operations	2,171.4	2,028.0
—	– Acquisitions	83.6	—

4,248.0		2,255.0	2,028.0

	North American Plumbing & Heating Distribution
3,836.4	– Continuing operations	2,004.4	1,835.1
—	– Acquisitions	14.2	—

3,836.4		2,018.6	1,835.1

	US Building Materials Distribution
2,043.7	– Continuing operations	1,058.3	965.2
—	– Acquisitions	—	—

2,043.7		1,058.3	965.2

10,128.1	Total	5,331.9	4,828.3

Operating Profit by Activity (Before Goodwill Amortisation)

Year to 31 July 2004 £m		Half year to 31 January 2005 £m	Half year to 31 January 2004 £m

	European Distribution
263.2	– Continuing operations	123.8	107.8
—	– Acquisitions	3.6	—

263.2		127.4	107.8

	North American Plumbing & Heating Distribution
252.0	– Continuing operations	139.5	106.7
—	– Acquisitions	0.6	—

252.0		140.1	106.7

	US Building Materials Distribution
104.0	– Continuing operations	54.8	42.6
—	– Acquisitions	—	—

104.0		54.8	42.6

619.2	Total	322.3	257.1

Goodwill amortisation attributable to the above segments is: European Distribution £11.2 million; North American Plumbing and Heating Distribution £6.0 million; US Building Materials Distribution £3.6 million.

Analysis of Results continued

Analysis of Movement in Sales
	2004	Exchange	New Acquisitions 2005	Acquisitions Increment 2004	Organic Change		2005

	£m	£m	£m	£m	£m	%	£m

European Distribution	2,028.0	(13.1)	83.6	48.9	107.6	5.3	2,255.0

North American Plumbing & Heating Distribution	1,835.1	(149.9)	14.2	45.0	274.2	16.3	2,018.6

US Building Materials Distribution	965.2	(86.8)	—	46.9	133.0	15.1	1,058.3

	4,828.3	(249.8)	97.8	140.8	514.8	11.2	5,331.9

Analysis of Movement in Operating Profit (Before Goodwill Amortisation)

	2004	Exchange	New Acquisitions 2005	Acquisitions Increment 2004	Organic Change		2005

	£m	£m	£m	£m	£m	%	£m

European Distribution	107.8	(0.7)	3.6	4.4	12.3	11.5	127.4

North American Plumbing & Heating Distribution	106.7	(9.3)	0.6	0.1	42.0	43.1	140.1

US Building Materials Distribution	42.6	(4.1)	—	4.3	12.0	31.2	54.8

	257.1	(14.1)	4.2	8.8	66.3	27.3	322.3

Goodwill of £83.3 million arose on the acquisitions made in the half year. The operating profit contribution, after goodwill amortisation, from these acquisitions was £3.5 million.

Notes

1	Basis of preparation

The figures for the year ended 31 July 2004 do not constitute the company's statutory accounts for that period but have been extracted from the statutory accounts, which have been filed with the Registrar of Companies. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under Section 237(2) or (3) of the Companies Act 1985. The accounts for the six months ended 31 January 2005 have not been audited, nor were the accounts for the equivalent period in 2004. They comply with relevant accounting standards and have been prepared on a consistent basis using accounting policies set out in the 2004 Annual Report.

2	Geographical analysis of sales
	Half year to 31 January 2005	Half year to 31 January 2004
	£m	£m

European Distribution
UK and Ireland	1,156.7	1,018.4
France	783.9	762.0
Other	314.4	247.6

	2,255.0	2,028.0

North America Plumbing and Heating Distribution
USA	1,772.3	1,611.0
Canada	246.3	224.1

	2,018.6	1,835.1

US Building Materials Distribution
USA	1,058.3	965.2

Group Total	5,331.9	4,828.3

3	Operating profit

Operating profit includes £4.3 million (2004: £1.7 million) of property profits.

4	Exchange rates

The results of overseas subsidiaries have been translated into sterling using average rates of exchange. The period end rates of exchange have been used to convert balance sheet amounts.

The average profit and loss account translation rate for the first six months was $1.8548 to the £1 compared to $1.6881 for the comparable period last year, a fall of 9.0%, and €1.4546 to the £1 compared to €1.4343 a fall of 1.4%. Should the exchange rates between the US$ and £, and the € and the £, remain at the 31 January 2005 spot rates ($1.8833 and €1.4449) then the averages for the year as a whole would be $1.8680 and €1.4501 and this would have the effect of reducing sales and trading profit for the first half by a further £16.8 million and £1.2 million, respectively.

5	Taxation

The tax charge on ordinary activities for the half year has been calculated at the rate which it is expected will apply for the year ending 31 July 2005 and comprises the following elements:
	Half year to 31 January 2005	Half year to 31 January 2004
	£m	£m

Tax on profit for the period
– UK	21.7	12.6
– Overseas	65.5	58.7

	87.2	71.3
Deferred tax	(4.0)	(2.6)

	83.2	68.7

6	Earnings per share

Earnings per share, calculated on an average of 585.5 million (2004: 581.1 million) ordinary shares in issue, are as follows:
	Half Year to 31 January 2005	Half Year to 31 January 2004

	Pence per share	Pence per share
Before goodwill amortisation	38.40	30.44
Goodwill amortisation	(3.54)	(3.29)

Basic earnings per share	34.86	27.15

7	Interim Dividend

The interim dividend of 8.80 pence (2004: 7.80 pence) per share, which will absorb £51.7 million (2004: £45.5 million) will be paid on 31 May 2005 to ordinary shareholders on the register on 1 April 2005. The shares will be quoted ex dividend on 30 March 2005.

8	Acquisitions

The following table summarises the acquisitions made during the half year. In certain cases the consideration is deferred or subject to adjustment and includes net borrowings acquired.

Acquisitions	Estimated consideration including debt	Expected contribution to group turnover in a full year
	£m	£m

European distribution	155.4	222.1
NA Plumbing and Heating Distribution	62.4	132.1

	217.8	354.2

Two additional acquisitions, for a combined consideration of £5.0 million, have been completed since 31 January 2005 with one in the North American Plumbing and Heating Distribution division and one in the US Building Materials Distribution division. They are expected to contribute £10.5 million to Group turnover in a full year.

Acquisition cash expenditure during the period, including any deferred consideration in respect of prior period acquisitions and net borrowings acquired, amounted to £206.5 million (2004: £72.9 million).

9	Pensions and other post retirement benefits

Note 33 to the Group’s 2004 Annual Report & Accounts summarised the position as at 31 July 2004 in relation to pension liabilities on an FRS 17 basis. At that date the pension deficit, net of taxation, amounted to £128.9 million of which £34.8 million net of the related deferred tax asset was provided in the balance sheet.

- Ends -

This information is provided by RNS
The company news service from the London Stock Exchange